       1                                              Exhibit A-1





                                     October 25, 1995



Hope Gas, Inc.
Attn: Mr. Gary A. Nicholas
Bank One Center West, 6th Floor 2155. Third Street
Clarksburg, West Virginia 26302-2668


RE:	Hope Properties
Letter of Intent to Purchase



Gentlemen:

	CNG Producing Company ("CNGP") and Hope Gas, Inc. ("Hope") desire to set forth in this binding Letter of Intent the terms and conditions pursuant to which CNGP intends to purchase and Hope intends to sell certain assets currently owned by Hope, as described below. This Letter of Intent replaces and supersedes CNGP's earlier nonbinding proposals dated September 21 and September 26, 1995, respectively.

1.	Assets To Be Purchased: All of Hope's right, title and
interest in and to the oil and gas properties currently owned by Hope in West Virginia, together with all of Hope's interest in the oil, gas and other minerals in place; rights to production; all associated wells;
fixture; facilities; compressors; selected pipelines or gathering systems; improvements and other property, real or personal, tangible or intangible, moveable or fixed, located on or which was acquired for or is used in connection with the operation of the properties; all associated contractual rights and agreements, including but not limited to leases, operating agreements, unit agreements, permits, rights of way, surface rights, easements, licenses, options and orders in any way relating thereto and all geological and geophysical reports and data which Hope can legally transfer. All of the foregoing properties, rights and interests are hereinafter referred to as the "Assets".


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2.	Purchase Price: Subject to such adjustments as may be
provided for in the definitive Purchase and Sale
Agreement hereinafter referred to, CNGP will pay to Hope a lump sum equivalent to the net book value (as shown on Hope's books of account maintained in the ordinary course of business and determined in accordance with generally accepted accounting principles) as of the Effective Date (as hereafter defined) for all of the Hope's right, title and interest in and to said Assets. Such net book value is anticipated to be Four Million Six Hundred Thousand
Dollars ($4,600,000.00).

3.	Effective Date And Time Of Purchase: The effective date
of the transfer of the Assets will be December 31, 1995 at 7:00 am. local time where the Assets are located
("Effective Date"). Hope's share of any petroleum hydrocarbons held in tanks above the pipeline connection on the Effective Date will remain the property of Hope. Until Closing, Hope will continue to operate the Assets or cause the Assets to be operated in the ordinary course 'of business and in the same manner as a reasonable and prudent operator would operate in the same or similar circumstances. At CNGP's request, Hope shall act as a CNGP's interim agent after Closing for the payment of royalties, delay rentals and other payments due third parties in connection with the ownership and operation of the Assets until such time as the data necessary for CNGP to make such payments directly to such third parties is fully incorporated into CNGP's land records and accounting systems.

4.	Purchase of Produced Gas: At Closing, the Assets shall be
transferred free and clear of any production sales contracts, calls on production or any other contractual commitment for the sale or purchase of production therefrom.
At Closing, CNGP, as Seller, and Hope, as Buyer, shall enter into in a Gas Purchase Agreement ("GPA") covering gas produced from all wells within the Assets and containing the following principal terms:

a.	The term of the GPA shall commence on the date of
Closing and shall end on the last day of the 36th calendar month following the month in which the Closing occurs;

b.	CNGP shall commit exclusively to Hope gas produced from
wells within the Assets; provided that during periods when Hope is unable to take CNGP's gas due to capacity outages or other events of force majeure (as defined in the GPA), CNGP shall be released from the foregoing commitment and may sell such gas to others. The delivery points under the GPA shall be at the inlet of the Hope-owned meters located at each point of entry into Hope's pipeline system;

c.	Each month during the term of the GPA, Hope shall
pay CNGP a Demand Charge equal to $750.00 times the number of days in the month. The Demand Charge shall be prorated on a daily basis to account for any period during the term of GPA which does not correspond to a full calendar month. The Demand Charge shall be payable on or before the tenth (10th) day of each subsequent month; d. Each month during the term of the GPA, Hope shall also pay CNGP a Commodity Charge equal to the quantity of gas delivered to Hope during the preceding month times the applicable Unit Price. For quantities delivered during the month up to and including the Monthly Tier (3000 Dth times the number of days in the applicable month), the Unit Price shall be: $2.20 per 0th for gas delivered during the first Contract Year
(i. e. Closing Date through last day of 12th month following month in which Closing occurs), $2.10 per 0th for gas delivered during the second Contract Year (i.
e. the 12 months following the first Contract Year);
and $2.00 per 0th for gas delivered during the third
Contract Year (i.e. the final 12 months of the term of GPA). For quantities of gas delivered during the month in excess of the Monthly Tier, the Unit Price shall be the price designated as "Index" effective as of the first day of the delivery month (as listed on the table entitled "Prices of Spot Gas Delivered to Pipelines"), as published in Inside FERC's Gas Market Report for that month, for deliveries into the facilities of CNG
Transmission Corp. in "Appalachia". If such price is no longer available, CNG and Hope shall select, in good faith, a functionally similar price posting that is published at least once per month and reports prices for gas originating from Appalachia, as delivered into the mainline of CNG Transmission Corp. as of the first of the month. Hope shall pay the Commodity Charge on the later of the 15th day of the month following the delivery month or 10 days after receipt of CNGP's invoice;

e. If on any day during the term of the GPA, (i) CNGP fails to deliver up to 2500 Dth, as requested by Hope,

(ii) as a consequence of CNGP's failure to deliver, Hope incurs penalties, overrun charges or losses from CNG Transmission Corporation an-or other gas suppliers, and (iii) Hope is, at the time such request is made, ready, willing and able to receive the entire requested quantity:

i	Hope shall receive a credit of $0.30 per Dth against
subsequent payments due CNGP for the amount of the delivery deficiency; and

ii.	If CNGP's failure to deliver is not the consequence of
force majeure, Hope shall receive an additional credit of $0.30 per 0th against subsequent payments due CNGP for the amount of the delivery deficiency.

Receipt of the foregoing credits shall be Hope's exclusive remedy in the event of non-delivery by CNGP and shall supplant and supersede damages and other remedies otherwise available under applicable law;

f.	A late payment charge equal to the Prime Rate, as
published in the Money Rates table of the Wall Street
Journal, plus 2% per annum shall be applied to all past due payments; and

g.	During the term of the GPA, CNGP shall pay Hope a fee
of $0.093 per 0th of gas delivered to Hope from the Greer and Tucker Fields. Such fee shall compensate
Hope for any and all dehydration, fuel, gathering and processing related expenses or losses incurred by Hope with respect to such gas downstream of the delivery points. Unless otherwise agreed, CNGP shall retain the right to cause the gas produced from the Assets to be processed for the extraction of liquifiable hydrocarbons; provided CNGP shall be obliged to compensate Hope for any Btu shrinkage occasioned thereby.

5.	Taxes: Ad valorem, property and other similar forms of
taxes, which have been paid by Hope and which have accrued on or before the Effective Date, shall be prorated based on the representative holding period of each Paffi during the assessment period applicable to such tax. Income taxes and franchise taxes shall be the sole responsibility of the party incurring same.

6.	Purchase And Sale Agreement: Upon receipt of the regulatory
authorization described in Section 10 below, CNGP and Hope shall enter into a Purchase and Sale Agreement incorporating the terms and conditions of this Letter of Intent and shall execute such other agreements or documents as may be necessary to effect the transfer of the Assets to CNGP.

7.	Assignments and Warranties: At Closing, Hope shall convey
the Assets by a mutually acceptable assignment(s), which shall include a special warranty of title, defending against any person claiming by, through or under Hope, but not otherwise. Such special warranty of title shall not apply to claims attributable to title defects forming the basis for a negotiated reduction in the Purchase Price pursuant to
Section 11. Hope shall further warrant that Hope has made or will make full and correct payment of royalties and any other lease burdens for the period of time prior to the Effective Date and that all leases have been properly maintained according to their terms and shall be in full force and effect at Closing. Finally, Hope shall indemnify and hold CNGP harmless for any and all claims or suits relating to occurrences prior to the Effective Date.

8.	Liens And Encumbrances: The Assets shall be transferred from
Hope to CNGP free and clear of all liens, mortgages, rights of reassignment, reversionary rights, preferential rights, taxes (other than those for the current year), obligations
(including delinquent operating expenses), claims, suits, or any other encumbrance.

9.	Press Releases:  Hope shall not issue any press release or
make any announcement directed to the general public concerning this Letter of Intent without the prior written consent of CNGP, but may treat this Letter of Intent as a non-confidential document in connection with seeking the consents, approvals and regulatory authorization referenced in Section 10 hereof.

10.	Consents, Approvals, Regulatory Authorizations

	a.	Unless specifically waived by CNGP, Hope shall, prior
to Closing, obtain and furnish CNGP with all necessary consents, approvals, or waivers thereof.

	b.	Hope shall, prior to Closing, request each regulatory
authorization from the Public Service Commission of West Virginia as may be required for Hope to transfer to Assets in the manner specified herein.
Notwithstanding anything herein to the contrary, either CNGP or Hope may terminate this Letter of Intent (and thereby be released from any and all obligations hereunder) upon notice to the other party, if the Public Service Commission of West Virginia fails to issue on or before April 1, 1996 a final order unconditionally authorizing Hope to transfer the Assets to CNGP in the manner specified herein.

	c.	The consummation of the transaction contemplated
hereby is contingent upon Seller's obtaining approval from the Securities and Exchange Commission ("SEC") of a Form U-1, Declaration under the Public Utility
Holding Company of 1935, (the "Declaration"), which
Seller shall file as soon as practicable with the SEC.
Seller shall give Buyer immediate written notice of the approval or denial of the Declaration. If the Declaration is approved, the Closing shall occur in the manner provided herein. If the Declaration is denied or if SEC fails to approve or deny the Declaration by April 1, 1996, either CNGP or Hope may terminate this Letter of Intent (and thereby be released from any and all obligations hereunder) upon notice to the other party.

11.	Review Of Contracts and Data: Upon acceptance of this
proposal, Hope will thereafter provide CNGP with a list of all contracts and agreements which will be assigned to CNGP in conjunction with the sale and will permit CNGP to have access to Hope's premises and to the records of Hope insofar as they relate to the Assets to permit CNGP to, among other things, verify Hope's working interest, net revenue interest, title to the Assets, the adequacy of permits, and to review and approve financial statements, operating reports, geological and geophysical reports and data
(including without limitation original well records, log
	films and proprietary or joint venture seismic data or other seismic data that Hope is not contractually restricted from providing to CNGP), engineering data, production data, contracts (including without limitation oil and gas sales contracts, gathering agreements, transportation agreements, marketing or processing agreements, leases, operating agreements, unit agreements, farmins, farmouts and any other contract or agreements relating to Assets), land records
(including without limitation abstracts, title opinions, division orders, prospect plats and unit orders) and any other books and records of Hope that relate to the Assets.
If after said review it is determined that the working interest or net revenue is different than that which is stated herein or that there exists a title defect or some other situation or condition that would materially detract from the value of the Assets, CNGP reserves the right to negotiate an adjustment to the Purchase Price with Hope or (if this proposal covers multiple properties) have the property in question removed from the sale with a corresponding adjustment to the Purchase Price based on the value allocated to such property. In the event CNGP and Hope cannot agree on an adjusted price within a reasonable time period, either party' may terminate this Letter of Intent and the Purchase and Sale Agreement.

12.		Physical And Environmental Inspections: Hope will also
permit CNGP to conduct a physical and environmental inspection of the Assets and to witness tests and/or inspect any of Hope's oil and gas wells as CNGP may reasonably request, to examine and verify field operations, producing equipment, and volumes and prices as represented by Hope.
Hope will promptly obtain any consent from any co-owner necessary with respect to the matters described in this paragraph. If after said review it is discovered that there exists a physical or environmental defect affecting the Assets involving repair or remediation costs that exceed normal maintenance costs, Hope shall have the option to repair or remedy such defect at Hope's sole cost or exclude the lands or facilities affected by said defect from the Assets and to receive a corresponding reduction of the Purchase Price based on the value allocated to such excluded lands or facilities.

13.		Conditions: CNGP's obligation to enter into a definitive
Purchase and Sale Agreement and/or to close under such Purchase and Sale Agreement is subject to and conditioned upon the following:

	(a)	approval by CNGP of Hope's title to the Assets;

	(b)	approval by CNGP of all material agreements pertaining
to the Assets;

	(c)	performance by CNGP of a physical inspection of the
Assets, the results of which are acceptable to CNGP;

	(d)	performance by CNGP of an environmental audit of the
Assets by experts on CNGP's staff or an independent environmental auditing firm retained by CNGP at CNGP's expense;

	(e)	confirmation by CNGP of Hope's working interest and net
revenue interest in the Assets;

	(f)	Hope furnishing CNGP with a listing of all pending,
threatened or anticipated claims or suits relating to the Assets, and CNGP's determination that such matters will not materially impair the value of the Assets;

	(g)	the absence of any take-or-pay recoupment rights,
prepayment arrangements, production payment agreements or similar agreements or encumbrances which would prevent CNGP from receiving full value for its share of production acquired from Hope;

	(h)	the Assets not being subject to a gas imbalance
attributable to Hope's overproduction of gas prior to the Effective Date;

	(i)	the absence of any material adverse change in the
Assets after the Effective Date through Closing, including accrual of an overproduction imbalance or commitment to a capital expenditure of Fifty Thousand
Dollars ($50,000.00) or more.

	If Hope agrees to the terms and conditions set forth above, please so signify such concurrence by executing in the space provided below and returning one fully executed original of this Letter of Intent.

Very truly yours,

CNG PRODUCING COMPANY


	By: __________________________
		Gordon L. Wogan
		General Manager
		Appalachian Region
ACCEPTED AND AGREED TO THIS
31st DAY OF OCTOBER, 1995.

HOPE GAS INC.

By:  ____________________________

Title:  _________________________